Management’s Discussion and Analysis (“MD&A”)
Quarterly Highlights

For the nine months ended September 30, 2019

Dated: November 7, 2019

(In U.S. dollars)

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2019

This Management’s Discussion and Analysis of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, “Quaterra” or the “Company”),dated November 7, 2019, should be read in conjunction with the condensed interim consolidated financial statements for the nine months ended September 30, 2019 and the audited consolidated financial statements for the year ended December 31, 2018 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All $ amounts in this MD&A are United States dollars unless otherwise noted.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources and risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Highlights

•	Completion of a non-brokered private placement and conversion of convertible notes

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 a share for gross proceeds of CAD 150,000.

On August 30, 2019, the Company announced it had issued 11,769,230 units pursuant to conversions of its secured 10% convertible notes having an aggregate principal amount of $550,000 and CAD 50,000. Each unit consists of a share and a share purchase warrant exercisable at $0.05 for 11,000,000 and CAD 0.065 for 769,230 expiring on August 28 and September 20, 2022, respectively. The convertible debentures were originally issued in August and September of 2018 for gross proceeds of $550,000 and CAD 550,000. Any remaining convertible debentures may be converted at CAD 0.10 per unit until February 28, 2020.

•	Completion of sale of certain Yerington water rights for $6.02 million

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”) had entered into a purchase and sale agreement to sell certain primary groundwater rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC (“Desert Pearl”), a Yerington-based company involved in agriculture in the district, for $6.26 million.

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. SPS retains about 6,700 acre-feet per year of primary groundwater permitted for mining and milling at Yerington. The 2012 Preliminary Economic Assessment at MacArthur estimated water consumption of about 2,590 acre-feet per year for a 41,000 ton a day oxide project at the property’s MacArthur deposit. Also, Quaterra estimates that 3,100 acre-feet of water is required to mine and operate a 50,000 ton a day sulfide mill on the property. Based on the price set in this sale, the Company’s remaining primary groundwater rights may have an implied valued of about $20 million. Also, SPS has substantial decree, supplemental and storage water rights associated with private land that it has under option.

Following the closing of the water rights sale, the Company fully repaid its loan to Freeport-McMoRan Nevada LLC (“Freeport Nevada”) and its Chairman, Thomas Patton.

•	A milestone in de-risking the Yerington project

On June 3, 2019, the Company announced the signing of a master agreement (the “Agreement”) with Atlantic Richfield Company (“ARC”) as part of a stated-regulated, privately funded solution to long-standing environmental issues associated with previous mining activity at the Yerington property in Nevada.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2019

The Agreement defines the terms under which the two companies will work together on the Yerington mine site, allowing ARC to complete its remedial actions and SPS to move forward with exploration and development of the site for mining. It memorializes the parties’ commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures preservation of SPS’s property and mineral rights. The Agreement also contains covenants not to sue and indemnification provisions between the Parties. Of particular note, the Agreement will:

•	Further, reduce SPS’s risks regarding environmental liabilities at the Yerington site associated with past mining before SPS’s acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as Operable Unit 8 (“OU8”), previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.
•	Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain Bureau of Land Management (“BLM”) mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.
•	Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under the Nevada Division of Environmental Protection (“NDEP”).
•	Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

The Agreement is one part of a larger set of agreements being negotiated among ARC, the U.S. Environmental Protection Agency (“EPA”), NDEP and the BLM to permanently address the impacts from previous mining activities by the Anaconda Mining Company and Arimetco Inc. at Yerington. ARC has continued its remediation activities at the site under previous orders by NDEP and the EPA. Once arrangements are completed, it will finalize cleanup of the Yerington site consistent with Comprehensive Environmental Response, Compensation, and Liability Act standards. The cleanup is being overseen by NDEP.

•	Copper-Gold Exploration Program at Groundhog Project

The Company conducted a $0.5 million exploration program over the Groundhog copper-gold project, located in southwest Alaska, in August and September 2019. The program consisted of a 1,500 line kilometer helicopter- borne ZTEM geophysical survey by Geotech, and fieldwork consisting of geologic mapping, prospecting and sampling. The survey result will be announced once available.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north- northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately five kilometers south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Review of Operations and Financial Results

The Company’s results have been primarily driven by the level of its mineral property holding costs and prospecting, as well as corporate strategic initiatives.

During the nine months ended September 30, 2019, the Company incurred $1.45 million in exploration expenditures, mostly in property maintenance, Yerington environmental matters related to the master agreement with ARC, metallurgical work associated with the MacArthur oxide deposit in the north of its Yerington land package, and a geophysical survey and geologic fieldwork at the Groundhog.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2019

In December 2018, the Company reclassified salaries of U.S. technical personnel from mineral properties to profit and loss due to limited exploration work carried out. The Company followed the same treatment during the period ended September 30, 2019 resulting in a $265,506 increase in personnel costs in the current period.

Interest expenses were primarily related to the interest accretion on the convertible notes and the loan payables.

Other than the above salary reclassification, the scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented. Quarterly fluctuation in losses has mainly been caused by interest expenses on convertible notes, non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)	Q3'19	Q2'19	Q1'19	Q4'18	Q3'18	Q2'18	Q1'18	Q4'17
	$	$	$	$	$	$	$	$
General administration	(364)	(379)	(457)	(612)	(208)	(259)	(318)	(532)
Fair value (loss) gain on derivative liabilities	135	341	(321)	37	74	74	173	(39)
Foreign exchange (loss) gain	(9)	(4)	(10)	23	(14)	8	(6)	(60)
Gain on disposal of assets	-	-	-	-	-	-	-	186
Interest and other	(14)	(44)	(80)	(74)	(54)	(6)	(36)	(85)
Settlement of convertible notes	2	-	-	-	-	-	-	122
Share-based compensation	(7)	(110)	-	-	(91)	-	-	-
Gain (loss) on marketable s ecurities	64	62	(40)	(219)	36	23	30	(311)
Net loss	(193)	(134)	(908)	(845)	(257)	(160)	(157)	(719)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding from Freeport Nevada, proceeds from sales of some of its assets in the last few years, and the limited issuance of certain financial instruments.

In March 2019, the Company closed the sale of certain primary groundwater rights at Yerington and received the remaining net proceeds of $5.68 million. Following the closing of the water right sale, the Company repaid $310,700 and CAD 292,134, respectively, on loans from Freeport Nevada and its Chairman and former CEO, Thomas Patton.

During the nine months ended September 30, 2019, the Company incurred $1.42 million each in exploration and general operating costs. As of November 7, 2019, the Company has cash and cash equivalents of approximately $2.2 million, which is sufficient to sustain its operations for the next 12 months.

In August 2019, $550,000 and CAD 50,000 notes were converted into 11,769,230 units consisting of one common share and one share purchase warrants. The Company paid $44,507 accrued interest by issuing additional 1,077,066 shares and paid $13,012 interest in cash. The remaining CAD 500,000 outstanding principal will expire on February 28, 2020.

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD 150,000. These funds were used in general working capital purposes.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2019

Related Party Information

Manex Resources Group (“Manex”) is a private company controlled by the Corporate Secretary of the Company, which provides office premises and general corporate services to a group of public listed companies one of which is the Company. During the period ended June 30, 2019, the Company renegotiated its service agreement with Manex at a monthly rate of CAD7,500effective April 1, 2019. The agreement can be cancelled by either party at any time within a 60-day written notice.

Outstanding Share Data

As of November 7, 2019, 217,215,610 common shares were issued and outstanding;11,000,000 and 769,230 warrants were outstanding exercisable at $0.05 and CAD 0.065 until August 20, 2022, and September 20, 2022, respectively; and 15,095,000 stock options were outstanding with exercise prices ranging from CAD 0.05 to CAD 0.13.

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F, which is available on SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except by applicable securities laws.

Note to U.S. Readers

The Company uses the Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources,” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not accept these terms. Accordingly, information contained in this MD&A includes descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any portion of an inferred mineral resource will ever be upgraded to a higher category.